EXHIBIT 21

McLeodUSA Subsidiaries

Subsidiary	Jurisdiction of Incorporation

McLeodUSA Holdings, Inc.	Delaware

McLeodUSA Information Services, Inc.	Delaware

McLeodUSA Network Services, Inc.	Iowa

McLeodUSA Purchasing, L.L.C.	Iowa

McLeodUSA Telecommunications, Inc.	Iowa